Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended	Year Ended
	June 30, 2016	December 31, 2015
Earnings:
Income before income taxes	$17,395	$171,264
Add (deduct):
Fixed charges	72,805	70,067
Capitalization of interest, net of amortization	(348)	(161)

Earnings available for fixed charges (a)	$89,852	$241,170

Fixed charges:
Interest expense	$57,206	$45,474
Capitalized interest and tax interest	618	511
One third of rental expense (1)	14,981	24,082

Total fixed charges (b)	$72,805	$70,067

Ratio of earnings to fixed charges (a/b)	1.23	3.44

(1)	Considered to be representative of interest factor in rental expense.